EXHIBIT 14.1

ADEPT TECHNOLOGY, INC.

CODE OF BUSINESS CONDUCT

(updated as of August 31, 2010)

The ongoing commitment by the CEO, members of the Board of Directors, corporate officers, and all employees of Adept Technology, Inc. is to comply with all laws governing Adept’s operations and to honor high legal and ethical standards in the conduct of its business activities.

This means not only compliance with the law but also conducting Adept’s business in a manner that identifies Adept as an ethical and law-abiding enterprise, alert to the responsibilities of good corporate citizenship. This Code of Business Conduct (“Code”) applies to all employees (including all officers) of Adept Technology, Inc. and its subsidiaries, collectively referred to as “Adept” or the “Company”, and to the members of Adept’s Board of Directors, subject to the requirements of applicable laws. This Code of Business Conduct has been designed to deter wrongful acts and to promote:

•	The conduct of all Adept business with honesty, accountability, integrity, and fairness.

•	Compliance with all company policies and applicable governmental laws, rules and regulations.

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Avoidance of acts that may be illegal or may appear to be unethical or improper, or that involve an actual or apparent conflict of interest between personal and professional obligations or relationships.

•	Providing full, fair, accurate and timely disclosure in all reports and documents that are filed with any government entity and in all public communications made by Adept.

•	Protection of Adept’s confidential and proprietary information and that of our customers, business partners, and suppliers.

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Seeking prompt guidance from a corporate executive officer (as named under the heading “Management Team” on the Company’s website at www.adept.com) or, the Human Resources Administrator when in doubt about his or her responsibilities under this Code of Business Conduct, company policies, or the requirements of applicable laws or regulations.

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Prompt reporting on a confidential basis to a corporate executive officer, a member of the Nominating and Corporate Governance Committee or, for Accounting Matters (as discussed below), the Audit Committee of the Board of Directors any conduct involving Adept that appears to be illegal, unethical, or improper or that may violate this Code of Business Conduct or any Company policy. See the Compliance and Federal Government Contracting Compliance Code attached at Appendix A for further details on reporting.

GENERAL/COMPLIANCE WITH LAWS

Managers at all levels are expected to foster a high standard of ethical conduct and to ensure adherence to Company policies. They are also responsible for maintaining a workplace environment that encourages and supports open communication regarding compliance issues among employees and with management.

Responsibility and accountability for compliance with this Code of Business Conduct rests with each employee and director. The unqualified recognition on the part of all employees and directors of this responsibility is fundamental to Adept’s compliance program. Conduct not in compliance with both the letter and the spirit of these requirements, including those set forth in Adept’s company policies, may be grounds for disciplinary action, which in serious cases may include termination of employment and, if appropriate, referral to the relevant governmental compliance authorities.

This Code outlines broad principles of legal and ethical business conduct embraced by Adept. It is not a complete list of legal or ethical questions one might face in the course of business, and therefore this Code must be applied using common sense and good judgment. As a starting point, all directors and employees are expected to comply with all applicable governmental laws, rules and regulations. Additionally, under certain circumstances local country laws may establish requirements that differ from this Code and in such cases, such differing legal requirements will apply. Employees worldwide are expected to comply with all local country laws and Adept business conduct policies in the area in which they are conducting Adept business.

No individual is expected to know the details of all applicable laws, and specific rules and regulations that may apply to particular kinds of work or to individuals who work in particular areas. Individuals who have questions about whether particular circumstances may involve illegal conduct, or about specific laws that may apply to their activities, should consult the Human Resources department who may seek and contact counsel, as needed.

It is Adept’s policy to promote and implement prompt and consistent enforcement of this Code, fair treatment for persons reporting unethical behavior, objective and clear standards for compliance and a fair process by which to determine violations of this Code or other Adept policies. It is against Adept policy to retaliate against or harass any employee for good faith reporting of likely violations of this Code or any other relevant Adept policy. Additionally, Adept and applicable law prohibit any form of retaliation for raising concerns or reporting misconduct in good faith and for assisting the investigation of possible misconduct.

CONFLICTS OF INTEREST

Employees and directors are expected to make or participate in business decisions and actions in the course of their employment with Adept based on the best interests of the Company as a whole, and not based on personal relationships or benefits. Conflicts of interest can compromise employees’ and directors’ conduct and business decision making. Employees and directors are expected to apply sound and reasonable judgment to avoid conflicts of interest that could negatively impact Adept or its business. At Adept, a conflict of interest is any activity that is inconsistent with or opposed to Adept’s interests, or gives the appearance of impropriety. Examples of potential conflicts of interest include, but are not limited to those described below. If you have any questions about whether a situation involves a possible conflict of interest, please contact a corporate executive officer or the Human Resources Administrator so that they may help provide guidance.

•	Accepting or pursuing concurrent outside employment or consulting relationships that conflict with Adept’s business or create the impression of a conflict of interest;

•	Making material investments in Adept competitors;

•	Making material investments in an entity which has a business relationship with Adept in which the investing employee or director is personally involved;

•	Teaching, writing books or articles, or otherwise using knowledge acquired while working at Adept in a manner that is viewed as adverse to the business of Adept;

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Conducting business on behalf of Adept with any family member, or any business which you may be deemed related to or in which you have a financial or otherwise beneficial interest that could reasonably be implied to be a conflict of interest with Adept’s business;

•	Serving on the Board of Directors or technical advisory board of any other for profit entity that is reasonably viewed as competitive with Adept’s business; and

•	Serving on the Board of Directors of any customer or other business partner (such as a supplier).

Government contractors face additional legal restrictions regarding conflicts of interest, discussed in the Federal Government Contracting Compliance Code. A conflict of interest or potential conflict of interest may be resolved or avoided if it is appropriately disclosed and approved. In some instances, disclosure may not be sufficient and the Company may require that the conduct in question be stopped or that actions taken be reversed where possible. You should disclose any situation, transaction or relationship that may give rise to an actual or potential conflict of interest to the Human Resources Administrator or Chief Financial Officer, who will consult counsel as appropriate. Where the individual involved in the matter is the Human Resources Administrator or Chief Financial Officer, you should report such situation, transaction or relationship that may give rise to an actual or potential conflict of interest to a member of the Nominating and Corporate Governance Committee of the Board of Directors. Additionally, directors should report actual or potential conflicts to a member of the Nominating and Corporate Governance Committee of the Board of Directors.

SEC AND OTHER PUBLIC DISCLOSURES/RECORD-KEEPING

As a public company it is of critical importance that Adept’s filings with the Securities and Exchange Commission, other government agencies and any exchange where Adept’s securities are traded, be complete, accurate and timely. Depending on their position with Adept, employees may be called upon to provide information to assure that Adept’s public reports fairly present Adept’s financial condition and results of operations, and are understandable. Employees are responsible for maintaining books and records in appropriate detail to (i) reflect the Company’s transactions accurately and completely, (ii) accurately and completely report financial information within their respective areas of responsibility and (iii) timely notify senior management of financial and non-financial information that may be material to the Company. Adept expects all of its employees to take this responsibility very seriously and to provide information that is accurate, complete, objective, and clear in reports and documents that Adept files with, or submits to government agencies and in all other public communications. All employees are expected to comply with the Company’s system of internal accounting controls. Transaction documentation should fully and accurately describe the nature of the transaction. The Company prohibits the use of “side letters,” which are written or oral agreements with customers and business partners that would modify or supersede the terms of current or previous purchase orders or contracts. You should report the existence of any side letter to the Chief Financial Officer.

Directors and employees will cooperate fully with and answer all inquiries of the Company’s independent accountants and internal auditors. Directors and employees must never take any action to fraudulently influence, coerce, manipulate, or mislead any external accountant or internal auditor engaged to perform an audit of the Company’s records and/or financial statements.

The consolidated financial statements of the Company shall conform to U.S. generally accepted-accounting principles and the Company’s accounting policies. Local or statutory books and financial statements shall conform to local regulatory statutes. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation and authorization. See the Compliance section for information regarding reporting concerns relating to accounting or auditing matters.

CONFIDENTIAL AND PROPRIETARY INFORMATION

Adept’s business and business relationships center on the confidential and proprietary information of Adept and of those with whom we do business—customers, suppliers, and others. Each employee and director has the duty to respect and protect the confidentiality of all such information and should comply with the following requirements:

•	Confidential information should be received and disclosed only under the auspices of a written confidentiality agreement;

•	Confidential information should be disclosed only to those Adept employees who need to access it to perform their jobs for Adept;

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Confidential information of a third party should not be used or copied by any Adept employee or director except as permitted in a written agreement between Adept and an authorized third party representative;

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Unsolicited third party confidential information should be refused or, if inadvertently received, returned unopened to the third party or transferred to Adept’s corporate office (Attention: Corporate Secretary) for appropriate disposition;

•	Employees must not use any confidential information belonging to any former employers, and such information must not be brought to Adept or provided to other Adept employees or directors.

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Confidential information should be disclosed to third parties only by Adept employees or directors authorized to do so, and only when such disclosure is appropriate in the furtherance of Adept’s business and strategic objectives. This should be done under a signed Confidentiality Agreement, with a copy forwarded to the Corporate Secretary.

Nonpublic information relating to Adept is the property of the Company and the unauthorized disclosure of such information is forbidden. Legal rules govern the timing and nature of Adept’s disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for the disclosing individual, Adept and its management. Further, even in the context of information that may not be material, it is important to avoid providing inaccurate, incomplete or otherwise inconsistent information to outsiders, which could cause negative exposure and bad press from speculation or misinformation about Adept. For this reason, the Company permits only specifically designated representatives of Adept to discuss the Company with the news media, securities analysts and investors in accordance with its policies. In the event any officer, director or employee receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections), the inquiry should be referred to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

INSIDER TRADING

If an employee or director has material, non-public information relating to Adept or its business, it is Adept’s policy that the employee or director, their family members, or any entities controlled by the employee, director or their family members, may not buy or sell securities of Adept or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to trading in the securities of any other company, including our customers, suppliers, or other business partners, if an employee or director has material, non-public information about that company which the employee obtained by virtue of his or her position with Adept.

Employees and directors should refer to the Company’s Insider Trading Policy for additional information and guidance on trading in the Company’s stock.

GIFTS AND ENTERTAINMENT

Adept directors, employees and members of their families must not give or receive valuable gifts (including gifts of equipment or money, discounts, or favored personal treatment) either to or from any person associated with Adept suppliers or customers. Advertising or promotional items, favors, and entertainment are allowed when the following conditions are met:

•	They are consistent with Adept’s business practices and this Code;

•	They do not violate any applicable law, such as state or federal government procurement laws and regulations (including those discussed in the Federal Government Contracting Compliance Code);

•	They are not susceptible of being construed as a bribe or kickback;

•	They are of limited or nominal value, not in cash, and are infrequent; and

•	Public disclosure of such items would not embarrass Adept.

FOREIGN OPERATIONS

Adept requires full compliance with the Foreign Corrupt Practices Act (FCPA) by all of its directors, employees, agents, distributors, and resellers. The anti-bribery and corrupt payment provisions of the FCPA make illegal any offer, promise to pay, or payment of any money, gift, or anything of value to any foreign official, or any foreign political party, candidate or official, for the purpose of:

•	Influencing any act, or failure to act, in the official capacity of that foreign official or party, or

•	Inducing the foreign official or party to use influence to affect a decision of a foreign government or agency in order to obtain or retain business for anyone, or direct business to anyone.

Payments, offers, promises or authorizations to pay any other person, U.S. or foreign, are likewise prohibited if any portion of that money or gift will be offered, given or promised to a foreign official or foreign political party or candidate for the illegal purposes outlined above.

All employees, whether located in the United States or abroad, are responsible for FCPA compliance and the procedures to ensure FCPA compliance. All managers and supervisory personnel are expected to monitor continued compliance with the FCPA while ensuring compliance with the highest moral, ethical, and professional standards of the Company.

POLITICAL ACTIVITIES

The Company’s funds and other assets may be used for, or contributed to, political campaigns only in accordance with applicable laws governing political contributions and with the prior written approval of the Chief Financial Officer. Moreover, specific lobbying restrictions apply to government contractors, as discussed in the Federal Government Contracting Compliance Code.

You are free to participate in the political process, but you may not do so in a manner that interferes with your responsibilities to the Company, creates the impression that you are speaking or acting for the Company or implies the Company’s endorsement of your activities.

COMPETITION AND FAIR DEALING

Adept strives to compete vigorously and to gain advantages over our competitors through superior business performance, not through unethical or illegal business practices. No employee or director may, through improper means acquire proprietary information of others, possess trade secret information, or induce disclosure of confidential information from past employment, or from past or present employees of other companies.

Adept employees are expected to deal honestly and fairly with Adept’s customers (including governmental agencies), suppliers, employees and anyone else with whom employees have contact in the course of performing their duties to the Company. Statements regarding the Company’s products and services must not be untrue, misleading, deceptive or fraudulent. Making false or misleading statements about competitors is prohibited by this Code, inconsistent with Adept’s reputation for integrity, and harmful to its business. Adept employees and directors should not take unfair advantage of anyone through misuse of confidential information, misrepresentation of material facts or any other unfair business practice.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations such as cost, quality, availability, service and reputation, and not on the receipt of special favors.

Employees involved in sales have a special responsibility to abide by all company policies regarding selling activities, including policies relevant to revenue recognition by the Company.

Antitrust and competition laws generally prohibit practices that include:

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Agreements or arrangements between competitors that eliminate or restrict their competition with each other, such as price fixing, bid rigging, allocations of customers or territories, or agreements not to deal with third parties;

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Other practices, such as exclusive dealing, price discrimination, “tying” (conditioning the sale of a product on the purchase or sale of another product), or resale price maintenance (conditioning the sale of a product on a buyer’s agreement to obtain a minimum price upon resale), in circumstances where these practices have an unreasonable impact on competition; and

•	Disparaging or misrepresenting competitors’ products, and stealing trade secrets.

USE OF CORPORATE ASSETS

Adept provides computers and other equipment to employees as tools for effectively and efficiently performing their duties. Adept employees are expected to use this equipment responsibly for business purposes and keep it properly maintained. If using portable equipment, Adept employees are expected to take extra precautions against theft or damage.

Email is a convenient, quick and efficient method of communicating with other employees, business partners and customers worldwide. Adept employees should use appropriate business etiquette when sending and responding to email messages and use the employee’s corporate email account for business purposes only, understanding that emails sent or received may be subject to Company review. Messages should be constructed carefully, without haste, and avoid inappropriate or unsubstantiated statements or any other statement that could embarrass or create liability for Adept.

The Internet is helpful in Adept Technology operations. When accessing material via the internet, Adept employees should focus on business related topics. Employees are referred to Adept’s Internet Use Policy for further information.

COMPLIANCE

Each Adept employee and director has the responsibility to promptly report conduct involving Adept that appears to be illegal, unethical, or improper or that may violate this Code of Business Conduct or any Company policy. For additional policies and procedures applicable to federal procurements, see the Federal Government Contracting Compliance Code. Except for Accounting Matters (as discussed below), an employee may satisfy this requirement by making a report to the Human Resources Administrator, the Corporate Secretary or a corporate executive officer or in the event a report concerns the Human Resources Administrator or a corporate executive officer, to the Chairman of the Nominating and Corporate Governance Committee of the Board of Directors.

Complaints and concerns regarding accounting, internal accounting controls and auditing matters (referred to as “Accounting Matters”) should be directed to the Audit Committee of the Board of Directors. For more information, refer to the Company’s Audit Committee Statement for Handling Accounting and Auditing Complaints and Concerns. Anyone receiving such a report from another employee or director must report to the Audit Committee.

The identity of the individual making a report will be kept confidential to the maximum extent permitted by applicable law, rule or regulation. A report may be made open or anonymously without fear of retaliation, discrimination or harassment, in accordance with Company policy and applicable law, including federal whistleblower protections below. All directors and employees have a duty to cooperate in the investigation of reports of any conduct covered by this Code. All reports will be taken seriously and investigated, with the specific action taken in any particular case depending on the nature and gravity of the conduct or circumstances reported and the quality of the information provided.

Communication with the Board may be accomplished confidentially on an open or anonymous basis by sending a letter to member of the Board with whom you wish to communicate or the Office of the Audit Committee, Adept Technology, Inc., 5960 Inglewood Drive, Pleasanton, CA 94588 or by sending an email to auditcommittee@adept.com.

The Nominating and Corporate Governance Committee is generally responsible for overseeing this Code. Except for Accounting Matters as discussed below, (i) Corporate executive officers, the Corporate Secretary and the Human Resources Administrator are responsible for administering this Code and investigating any reported violations with respect to the employees within their organizations and (ii) The Nominating and Corporate Governance Committee is responsible for administering this Code and overseeing the investigation of any reported violations with respect to directors and corporate executive officers.

If the Human Resources Administrator, a corporate executive officer or the Corporate Secretary receives information regarding an alleged violation of this Code, he or she shall, as appropriate, (a) evaluate such information and determine if the matter should be handled under the Company’s Audit Committee Statement of Procedures for Handling, Accounting and Auditing Complaints and Concerns, (b) if the alleged violation is not an Accounting Matter but involves a corporate executive officer or a director, inform a member of the Nominating and Corporate Governance Committee of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Nominating and Corporate Governance Committee (or, for accounting matters, the Audit Committee, as indicated above) for action, or if the alleged violation involves an corporate executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors. Directors and employees are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.

In the event that an alleged violation of this Code involves an employee, other than an executive officer or director, the corporate executive officer and Chief Financial Officer shall determine whether a violation of this Code has occurred and, if so, in consultation with the Human Resources Administrator shall determine the disciplinary measures to be taken against such employee. In the event that the alleged violation involves a corporate executive officer or a director, the Nominating and Corporate Governance Committee shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such corporate executive officer or director.

Complaints and concerns regarding accounting, internal accounting controls and auditing matters will be handled as outlined in the Company’s Audit Committee Statement of Procedures for Handling Accounting and Auditing Complaints and Concerns.

All employees and directors of Adept will be asked to certify in writing their acknowledgement of receipt and review of the Code and compliance with the Code substantially as follows (with such exceptions as may be noted therein):

SIGNATURE AND ACKNOWLEDGMENT REGARDING CODE OF BUSINESS CONDUCT

I have received and read the current version of the Company’s Code of Business Conduct (including the Federal Government Contracting Compliance Code), collectively referred to as the Code. I understand the standards and policies contained in the Code and understand that there may be additional policies or laws specific to my job. I further agree to comply with the Code.

I understand that the Code is updated from time to time and that the current version is maintained on the Company’s intranet site and the Investor Relations Section of the Adept website (www.adept.com), and I agree to review any changes to the Code when I am notified that the Code has been updated.

If I have questions concerning the meaning or application of the Code, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult the Human Resources Department, knowing that my questions or reports to these sources will be maintained in confidence.

Name

Signature

Date

Please sign and return this form to the Human Resources Department

WAIVERS AND AMENDMENTS

Adept does not expect to grant waivers of this Code except in very limited circumstances. Any waiver with respect to any member of the Board or corporate executive officer may only be made by the Board or the Nominating and Corporate Governance Committee, after disclosure of all material facts by the individual seeking the waiver. Adept shall promptly disclose any such waiver with respect to a director or corporate officer in a Form 8-K filed with the Securities and Exchange Commission and/or on its website, as required by applicable law and listing standards. Any waivers for other individuals may only be granted by the Corporate Secretary or Human Resources Administrator after disclosure of all material facts by the individual seeking the waiver.

The Company reserves the right to amend the Code at any time. The updated Code will be available on the Company’s website at all times.

APPENDIX A

ADEPT TECHNOLOGY, INC.

FEDERAL GOVERNMENT CONTRACTING COMPLIANCE CODE

In addition to all other requirements of the Code of Business Conduct, any Adept company or subsidiary (including Adept MobileRobots, LLC (“AMR”)) that sells products and services to the Federal Government must comply with all laws governing federal government contracting. Violation of these laws may result in a loss of reputation and business as well as civil and criminal penalties for the Company and its employees. In addition, the Company may, in certain circumstances, lose the ability to sell products and services to the Federal Government for a period of years.

Adept expects its employees and representatives involved in federal government contracting to adhere to the highest standards of ethical conduct and to know and comply with the rules established by the Government for its purchase of products and services. Many of the rules governing the sale of products and services to the Federal Government are set forth in a large body of regulations called the Federal Acquisition Regulation (the “FAR”), which applies to the sale and purchase of products and services by federal executive agencies. In addition, certain federal executive agencies, including the Department of Defense, maintain supplemental regulations. The most widely used supplement is the Defense Federal Acquisition Regulation Supplement or “DFARS.”

It should be recognized that the list of federal laws and regulations summarized in this section is not exhaustive. Other laws may be applicable. Adept employees are responsible for strictly adhering to all laws that govern federal government contracting, including those set forth in this section and for doing business in accordance with the highest ethical standards.

A.	Review of this Section

Each employee involved in federal government contracting including, but not limited to those taking calls from, marketing or responding to, accepting orders or answering questions from, fulfilling orders for, or otherwise communicating with federal government employees or in other ways performing federal government contracts, subcontracts or orders must read and familiarize themselves with this section of the Code of Conduct, which sets forth many of the requirements contained in the FAR, the DFARS and other federal laws that govern federal government contracting. Such employees are required on an annual basis, to confirm in writing that they are familiar with the contents of, and are in compliance with this Code of Conduct.

B.	When Guidance is Needed

If an Adept employee has a legal or ethical question or if an actual or suspected legal or ethical violation has come to his or her attention concerning federal government contracting:

•	He or she may contact his or her immediate supervisor to resolve day-to-day questions or to report minor problems; or follow the procedures set forth in the Compliance section of this Code of Conduct.

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He or she may contact the Chief Financial Officer or HR Administrator, if, for any reason, the issue is not addressed by the immediate supervisor, after consultation; cannot be addressed by an individual’s immediate supervisor, because the immediate supervisor is unavailable; or if, for any reason, communication with one’s immediate supervisor would be improper under the circumstances.

•	He or she may contact the Nominating and Corporate Governance Committee.

C.	Adept’s Compliance Program

In addition to the guidance provided in this Code of Conduct, Adept is implementing the following policies and practices as part of Adept’s Compliance Program:

•	[Training programs regarding the laws outlined in this Code of Conduct for relevant employees;]

•	Periodic reviews of business practices, procedures, policies, and internal controls for compliance with the policies and rules of conduct set forth in this Code of Conduct;

•	Means for employees to report suspected instances of improper conduct, and instructions that encourage employees to make such reports;

•	Regular reviews of Adept’s compliance systems and practices;

•	Disciplinary action for improper conduct;

•	Practices to timely discover improper conduct in connection with federal government contracts and to ensure corrective measures are promptly implemented and followed;

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Timely reporting to appropriate government officials of any suspected or possible violation of law in connection with federal government contracts or any other irregularities in connection with such contracts; and

•	Full cooperation with any government agencies responsible for either investigation or corrective actions.

Adept is committed to conducting business ethically and in accordance with all applicable laws and expects each employee to demonstrate a similar commitment to conducting business ethically. Failure on the part of any employee to adhere and comply with the requirements of this Code may be grounds for disciplinary action as described herein.

Obtaining and Managing Federal Government Contracts

A.	Procurement Integrity Act [FAR 3.104; 41 USC §423; 18 USC §3571]

Under the Procurement Integrity Act (the “PIA”) it is a crime for a government contractor to knowingly obtain sensitive information belonging to its competitors, called “contractor bid or proposal information” or sensitive information generated by the Government called “source selection information” prior to the award of the contract or order to which that information pertains.

Contractor bid or proposal information includes cost or pricing data, direct labor rates and indirect costs, information about proprietary processes, operations or techniques and information marked by the contractor as “contractor bid or proposal information,” in accordance with applicable regulations. Source selection information includes the prices or costs proposed by competing contractors such as a competitor of AMR, the agency’s source selection or technical evaluation plans, technical, cost or price evaluations of submitted proposals, competitive range determinations, rankings of competitors or proposals, source selection reports and evaluations, and any other information that the agency marks as “source selection information.”

For violations of the PIA, the Government may: (i) impose civil and criminal penalties on the company (up to $500,000 plus twice the amount of compensation received or offered) or the individuals involved (up to $250,000 and five years imprisonment); (ii) disqualify the contractor; (iii) cancel a procurement, if a contract has not been awarded; (iv) rescind (declare void) any tainted contract that has been awarded; and (v) suspend or debar the offending contractor, prohibiting the contractor from submitting an offer or taking a new order from the Federal Government.

In accordance with the PIA, Adept and its employees shall not improperly try to obtain, obtain or disclose any bid or proposal information or source selection information. For example, an Adept employee should not seek to obtain, obtain, receive or pass along the prices that a competitor may bid for a particular opportunity. If you, as an Adept employee, receive information that you believe may be source selection information or another offeror’s bid or proposal information, you should immediately contact the Chief Financial Officer. You should not copy or share the information with anyone else.

B.	Statements and Claims Provided to the Government [31 USC §§3729-33; 31 USC §§3801-12;18 USC §§287, 1001, 3571; 28 USC §2461 Notes].

Adept and its employees, may be liable for civil (monetary fines) and/or criminal penalties (monetary fines or incarceration) if an employee knowingly submits a false, fictitious or fraudulent claim, such as an invoice, to the Government. Likewise, Adept or its employees may be punished if one of its employees makes a knowingly false or misleading statement to the Government. Under the law, a “claim” includes any demand or request for money or property, whether or not the United States has title to the money or property requested. Each invoice submitted by Adept to the Federal Government agency or submitted to a prime contractor may be considered to be a “claim.”

A “statement” under the law is basically any statement to a federal government employee, including those made orally and in writing. A “statement” includes any representation, certification, affirmation, document, record, or accounting or bookkeeping entry made with respect to a claim or to obtain the approval or payment of a claim or with respect to a contract with, or a bid or proposal for a contract with, the Government. All conversations with federal government employees are subject to the false statements statute, including initial discussions regarding the placement of orders.

A government contractor may be prohibited from contracting with the Federal Government for a number of years if its employees violate the false claims or false statements statutes.

Contractors like AMR must disclose to the Federal Government if they believe that there is credible evidence that their employees have made a false statement or a false claim to the Federal Government.

Because violations can result in severe penalties, it is extremely important that Adept employees ensure that statements that they make to federal government employees, such as those federal government employees calling to place an order for Adept products or services, are accurate and are not misleading. It is also important to make sure that all invoices to the Federal Government are accurate.

Any Adept employee with information regarding potential misconduct related to a false claim or a false statement is encouraged to notify the Chief Financial Officer or Nominating and Corporate Governance Committee.

C.	Organizational Conflicts of Interest [FAR 9.5]

A contractor may be prohibited or restricted from performing work for the Government if the Government determines that the contractor, as an entity, has an organizational conflict of interest (“OCI”) in accordance with FAR Part 9.5 or specially drafted OCI provisions that may be incorporated in federal government contracts or requests for quote. An OCI is created when a contractor has an unfair competitive advantage in winning a job or is unable to perform the work in an objective manner. Each situation must be considered based upon the facts.

Often, contractors can work with the Government to limit the likelihood that performing one contract will result in an OCI. Federal agency heads have the express ability to waive an OCI restriction if they determine that its application, in a particular situation, is not in the Government’s interest. Nevertheless, a significant risk in this area is inadvertently agreeing to a broad OCI clause in a federal government contract without analyzing or attempting to negotiate its preclusive impact on future federal government contracting opportunities. Therefore, because OCI restrictions can impair a contractor’s future business prospects, early identification of potential OCI issues is critical.

If you identify an OCI clause in a request for quote or other government solicitation, please inform the Chief Financial Officer prior to submitting the quote or bid.

D.	Personal Conflicts of Interest [18 USC §§208, 216]

In addition to the policies set forth in the Conflict of Interest section of this Code of Conduct, certain federal laws prohibit government employees from placing themselves in situations that may create personal conflicts of interest. Many of these laws are criminal laws that carry monetary fines and possible incarceration as punishment for violation. Although these laws govern the behavior of government employees, and not contractor employees, it is important for employees of government contractors to understand these restrictions so as to avoid inadvertently creating such a situation, and becoming involved in a highly publicized scandal, which may lead to a loss of reputation for the company. Moreover, if involved in such a situation, Adept or its employees may be accused of other crimes such as providing an illegal gratuity or bribe (discussed in part 3.A of this section below). In addition, as discussed in more detail in part 9 of this section below, Adept has mandatory disclosure obligations to report violations of the conflict of interest prohibitions.

Situations that may cause personal conflicts of interest are quite varied. For example, if a government employee participates “personally and substantively” in any matter in which she or her family has a financial interest, a personal conflict of interest may exist (i.e., if a government purchasing agent awards the Company a contract and his wife or brother, for example, works at the Company, a possible personal conflict of interest exists). If, a government purchasing agent awards a contract to the Company at the same time that he is speaking with the Company about a possible job, a personal conflict of interest may be created.

Any Adept employee with information regarding a potential personal conflict of interest should notify the Chief Financial Officer or the Nominating and Corporate Governance Committee.

E.	Anti-Kickback Act [FAR 52.203-7; 41 USC §§51-58; 18 USC §3571]

The Anti-Kickback Act makes it a crime to: (a) provide, attempt to provide or offer to provide, or (b) solicit, accept or attempt to accept, any kickback with respect to any federal government contract or subcontract. Put simply, it is illegal to give or receive kickbacks and it is illegal to seek to obtain reimbursement for kickbacks from the Federal Government or a prime contractor.

A kickback is any money, fee, commission, credit, gift, gratuity, thing of value, or compensation of any kind which is provided, directly or indirectly, to any prime contractor, prime contractor employee, subcontractor, or subcontractor employee for the purpose of improperly obtaining or rewarding favorable treatment in connection with a prime contract or in connection with a subcontract relating to a prime contract. Accordingly, many arrangements, such as a fee-commission-splitting arrangement or the giving of gifts or payment of money, intended to “cement a relationship” or in any way confer a benefit of any kind on any person or entity involved in a contract, a bid or the performance of a contract relating to a federal government procurement, may potentially be determined to be a kickback (e.g., a subcontractor employee giving a gift to a prime contractor purchasing agent to say thank you for an order, or a prime contractor’s purchasing agent spending a week at the vacation apartment of a subcontractor executive before or after issuing an order to the subcontractor for goods or services to be delivered to the Federal Government).

Contractors and subcontractors must have in place and follow reasonable procedures designed to prevent and detect possible violations, and to report to the Government in writing any possible violation of the Anti-Kickback Act when the prime contractor or subcontractor has reasonable grounds to believe such violation may have occurred. In addition, contractors are required to cooperate fully with federal investigations of a possible violation of the Anti-Kickback Act.

Violation of the Anti-Kickback Act may result in suspension or debarment from government contracting, as well as criminal sanctions, civil penalties, and administrative offsets against monies owed by the Government to the contractor. Therefore, no Adept employee should provide, attempt to provide, or offer to provide any kickback. Likewise, no Adept employee should solicit, accept, or attempt to solicit or accept any kickback or include, directly or indirectly, the amount of any kickback in the contract price charged by Adept as a subcontractor to a prime contractor or a higher tier subcontractor, or in the contract price charged by Adept to the Federal Government.

F.	Contingent Fees [FAR 3.4 and 12.503]

Except in limited situations, federal law prohibits a government contractor from paying fees for help in obtaining federal government contracts if the payment of the fees is conditioned or contingent upon the award of the contract(s) to the government contractor except under certain statutory or regulatory exceptions. Most negotiated contracts contain a warranty by the contractor affirming that no person or agency has been employed or retained to solicit or obtain the contract on a contingent fee basis.

Violations of the contingent fee prohibition may result in rejection of a contractor’s proposal; annulment of a tainted contract; recovery of all amounts paid under the tainted contract; and suspension and debarment of the contractor from future government work. Additionally, suspected fraudulent or criminal conduct related to contingent fees may be subject to criminal prosecution.

Adept employees are expected to obtain guidance from the Chief Financial Officer prior to initiating any discussions with consultants or others concerning business development efforts in order to avoid violating the prohibition on contingent fees. In addition, all Adept employees are to contact the Chief Financial Officer if they learn of any previous payments or future payments, which they believe may be considered to be a contingent fee.

G.	Prohibition on Prime Contractors’ Ability to Restrict Subcontractors’ Sales to the Government [ FAR 3.503-2 and 52.203-6]

Federal law prohibits prime contractors from unreasonably restricting direct sales by their subcontractors to the Government. This prohibition does not, however, prevent a prime contractor from prohibiting its subcontractor from: (1) directly communicating with the prime contractor’s federal government client concerning the particular prime contract; or (2) interfering with the existing contractual relationship between the prime contractor and the federal government client.

Adept employees who have any questions regarding the propriety of clauses contained in agreements with subcontractors providing products or services to Adept should consult with the Chief Financial Officer to verify that such subcontract clauses do not violate the prohibition on restricting such subcontractors from doing business with the Government.

3. Dealings with Federal Government Personnel

A.	Bribery and Gratuities [18 USC §201; FAR 3.2 and 52.203-3]

It is a federal crime to give, offer or promise a bribe or gratuity to a federal government official. Violations can result in imprisonment of up to 10 years and a fine of up to $250,000 per individual or $500,000 per organization (or more depending on the value of the bribe). A bribe is anything of value given, directly or indirectly, offered or promised, corruptly and with intent to influence an official act, cause the perpetration of a fraud upon the Government, or induce a public official to do or omit do any act in violation of their lawful duty. A gratuity is anything of value given, offered or promised for or because of any official act performed or to be performed. No government employee may solicit or accept, directly or indirectly, any gratuity, gift, favor, entertainment, loan, or anything of monetary value from anyone who (a) has or is seeking to obtain federal government business with the employee’s agency, (b) conducts activities that are regulated by the employee’s agency, or (c) has interests that may be substantially affected by the performance or nonperformance of the employee’s official duties.

In addition, the Government may rescind (declare void) any tainted contract, terminate the contract for default, recover all amounts paid to the contractor thereunder, recover excess reprocurement costs, and in certain instances assess exemplary damages. The Government may also suspend or debar the contractor from future government contracting and subcontracting for the underlying misconduct or for failure to satisfy mandatory disclosure obligations set forth in part 9 of this section below.

No Adept employee shall directly or indirectly offer, pay, loan or give anything of value to any federal government official or employee (or to any entity in which such individual is known to have an interest), for the purpose of obtaining business or influencing the official or employee.

Any Adept employee with information regarding potential misconduct related to suspected bribery of a government employee or official or the provision by Adept employees of gratuities should notify the Chief Financial Officer or the Nominating and Corporate Governance Committee to report their concerns.

B.	Gifts to Government Employees and Officials [5 USC §7353; FAR 3.104-2; 5 CFR 2635.201-205]

Government employees are prohibited by government ethics rules from accepting, from a “prohibited source,” anything of value – even when it is not offered or accepted in exchange for official acts or favors – unless such things of value fall squarely within a narrow range of exceptions. A “prohibited source” is any person who: (1) does business or seeks to do business with the employee’s agency; (2) conducts activities regulated by the employee’s agency; (3) is seeking official action by the employee’s agency; or (4) has interests that may be substantially affected by performance or nonperformance of the employee’s official duties. In particular, Adept, and its employees and agents, would be a “prohibited source” with regard to those federal government agencies, departments and entities with which Adept is conducting or seeking business.

The government ethical rules for employees of the Executive Branch provide certain limited exceptions to the general prohibition on acceptance of gifts. According to the relevant regulations, “gifts” do not include:

•	Modest items of food and refreshments, such as soft drinks, coffee and donuts, offered other than as part of a meal;

•	Greeting cards and items with little intrinsic value, such as plaques, certificates, and trophies, which are intended solely for presentation;

•

Rewards and prizes given to competitors in contests or events, including random drawings, open to the public unless the employee’s entry into the contest or event is required as part of his official duties;

•	Pension and other benefits resulting from continued participation in an employee welfare and benefits plan maintained by a former employer;

•	Anything which is paid for by the Government or secured by the Government under government contract;

•	Any gift accepted by the Government under specific statutory authority; or

•	Anything for which market value is paid by the government employee.

Additionally, there are certain permitted “safe harbors”, which include: (i) gifts having an aggregate market value of $20 or less per source per occasion provided that the aggregate market value of all gifts received from any one person does not exceed $50 per year; (ii) gifts based on a personal relationship; (iii) gifts based on outside business or employment relationships, such as meals or lodging resulting from the business or employment activities of an employee’s spouse; (iv) gifts in connection with political activities permitted by specific federal law, such as meals, lodgings, and transportation when provided by qualified political organization; (v) widely attended gatherings and other events; (vi) social invitations from persons other than prohibited sources; (vii) meals, refreshments and entertainment in foreign areas; (viii) gifts to the President or Vice President; (ix) gifts authorized by supplemental agency regulation; and (x) gifts accepted under specific statutory authority.

It should be noted, however, that in addition to the broad government ethical rules, certain agencies may have specific regulations regarding gifts. Therefore, all Adept employees shall contact the Chief Financial Officer prior to the offer of any items of value to federal government employees to verify that such items fall squarely within the regulatory exceptions and otherwise present no appearances of impropriety. Absent prior approval from the Chief Financial Officer, no items of value shall be given to any federal employee or official.

C.	Hiring Former Government Employees [FAR 3.104; 18 USC §§207-208]

Conflict of interest laws restrict what a former government employee may do after leaving federal government service and joining the private sector and regulate the timing and manner of employment discussions. The details of these laws are complex and vary, depending on certain factors such as whether the government employee is a procurement official or not; whether the government employee is in the military or civilian service; and the relative seniority of the government employee.

Employment discussions with a procurement official during the course of federal agency procurement pose special risks that may lead to a contractor’s disqualification from the procurement, among other sanctions. As a general rule, a contractor cannot have employment discussions with a current government employee if that employee is personally participating in or supervising matters concerning that contractor. In addition, upon joining the private sector, a former government employee may be subject to various post-employment restrictions if he or she intends to influence a government agency on behalf of a federal government contractor.

Contractors that employ former government officials in violation of applicable statutes and regulations may be subject to civil or criminal liability, and may be disqualified from performing the affected contract, or the contract may be terminated. Therefore, before initiating or participating in employment discussions with federal government employees, Adept employees should consult with the Chief Financial Officer.

D.	Lobbying [2 USC §§1062-1614; FAR 31.205-22 and 3.8 possibly]

Contact with certain government employees with the intention of influencing procurement decisions or obtaining government contracts may trigger reporting and certification requirements under the Lobbying Disclosure Act if the contractor personnel making the contact is a “lobbyist” (i.e., an individual who participates in more than one “lobbying contact” if lobbying activities including preparing for and participating in lobbying contacts, constitute at least 20% of the individual’s time within a three month period). A “lobbying contact” is a contact made with the intention to influence a “covered official.” “Covered officials” are usually high ranking members of the Government or officers or employees who hold policy-making positions as determined by the Office of Personnel Management. An attempt to influence a covered official regarding government contracting is expressly included as a lobbying contact. However, response to a formal solicitation or published request for information is an express exception to the definition of a “lobbying contact.”

Failure to comply with reporting and certification requirements may result in civil and criminal penalties for Adept and its employees.

Adept must carefully consider to whom it markets its abilities when such marketing calls are not in response to a solicitation; with whom employees discuss Adept’s performance of on-going contracts; and how frequently such marketing and “PR” type contacts are made by any one individual.

4. Invoicing and Payment from the Federal Government

Intentional mischarging of costs, expenses or labor hours to a government contract may result in substantial criminal and financial penalties to both the employee and Adept. Therefore, if applicable, all employees must ensure that all costs, billings, and supporting time and expense records are accurately documented. All invoices must accurately reflect the prices set forth in the applicable orders and contracts awarded by the Federal Government and only those products and services delivered to the Federal Government may be invoiced.

5. Special Considerations under GSA Schedule Contracts

A.	GSA FSS Contracts—Price Reduction Clause [GSAR 552.238-75]

Federal Supply Schedule (“FSS”) contracts awarded by the General Services Administration (“GSA”) contain a clause entitled the Price Reductions Clause, which requires the contractor, throughout the life of the contract, to pass on to the GSA any price reductions the contractor gives to a referenced customer or class of customers, on which the GSA’s pricing was based. During the life of the GSA FSS contract, the contractor must report any changes in the reference price to the GSA and must pass on parallel price changes to the GSA under the FSS contract. If the contractor fails to do so, the GSA may unilaterally reduce the FSS contract price accordingly, demand retroactive price reductions and in some cases institute fraud penalties as well.

Adept employees offering any promotional or reduced prices to commercial or state and local clients must ensure that their activities do not trigger the Price Reductions Clause contained in

AMR’s GSA FSS schedule contract. Adept must remain vigilant to maintain appropriate monitoring and reporting mechanisms to allow for the proper administration of the Price Reductions Clause.

B.	Reporting GSA Sales and Payment of the Industrial Funding Fee [GSAR 552.238-73; FAR 32.6 and 52.232.17; Debt Collection Improvement Act of 1996]

FSS contracts awarded by the GSA require contractors to report electronically, on a periodic basis, the dollar value of sales under each FSS contract (i.e., the price paid by the buying agency for products and services ordered under the FSS schedule) and pay the GSA a percentage of the total reported sales at the end of each contract quarter. This percentage, normally referred to as the Industrial Funding Fee, is equal to three-quarters of one percent (0.75%) of the total reported sales for each contract quarter.

Failure by an FSS contractor to submit sales reports, falsification of such reports and/or failure to pay the Industrial Funding Fee may result in termination or cancellation of the FSS contract. Moreover, if the full amount of the Industrial Funding Fee is not paid on time, the Government may withhold or set off payments and interest owing to the GSA against other contracts. A government contractor that enters into GSA FSS contracts must establish a system to track all sales under each individual FSS contract and segregate such sales by category of product and service.

6. Socioeconomic Considerations

The Government uses federal government contracts as a vehicle for the advancement of important socioeconomic policies. The primary policies and government regulations implementing these policies are set forth below.

A.	Non-Discrimination and Equal Employment Opportunity [FAR 52.222-26; 41 CFR 60-741.40 and 60-741.66, Executive Order 11246]

Federal law mandates, among other things, that government contractors (1) not discriminate in employment or hiring because of race, color, religion, sex or national origin; (2) take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race color, religion, sex, or national origin; (3) post, in conspicuous places available to employees and applicants for employment, certain required notices; (4) state, in all solicitations or advertisements for employees placed by or on behalf of the contractor, that all qualified applicants will receive consideration for employment without regard to race, color, religion, sex or national origin. In addition, federal law requires that certain government contractors develop a written affirmative action program for each of its establishments if it has 50 or more employees and a contract or subcontract of $50,000 or more.

The penalties for violations may include cancellation, termination, or suspension of the contracts and suspension or debarment from future government contracts until the contractor has established and carried out compliant personnel and employment policies. Adept is an equal opportunity employer and complies with federal and state employment laws and regulations.

B.	Drug-Free Workplace [41 USC §701]

The Drug-Free Workplace Act requires contractors to (1) publish a policy statement prohibiting the unlawful use or possession of drugs in the workplace, (2) establish a drug-free awareness program, (3) promptly notify the Government if any employee working under a contract subject to the Drug-Free Workplace Act is convicted under a criminal drug statute for a violation occurring in the workplace, (4) impose sanctions on employees who are convicted of drug abuse violations occurring in the workplace, and (5) make a good faith effort to maintain a drug-free workplace through implementing the above requirements.

A contractor’s failure to comply may render the contractor subject to payment suspension, termination for default and suspension or debarment. Adept is committed to providing a workplace that is free from unlawful drugs. In the event an Adept employee becomes aware of the use of unlawful drugs in the workplace, the Adept employee will promptly report this matter to the HR Administrator.

9. Compliance

A.	Mandatory Disclosure Obligations [FAR 3.10 and 52.203-13; 73 Fed. Reg. 67074]

Contractors are subject to mandatory disclosure obligations for specific contract and subcontract-related violations of law when “the Contractor has credible evidence that a principal, employee, agent, or subcontractor has committed a violation of Federal criminal law, involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 U.S.C. or a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733).” In fact, until 3 years after final payment on any government contract, a contractor may be suspended or debarred for “knowing failure” to disclose underlying conduct that, viewed separately, might not warrant such a severe administrative penalty.

Contractors may conduct a preliminary investigation consisting of “reasonable steps that the contractor considers sufficient to determine that the evidence is credible.” However, disclosures must be timely and cannot be delayed by open-ended credibility investigations. The timeliness of the disclosure will likely be evaluated in any ensuing government investigation.

Any Adept employee with information regarding potential misconduct related to a government contract or subcontract should notify the Chief Financial Officer or Nominating and Corporate Governance Committee to report the information.

B.	Records Retention and Full Cooperation with Government Audits and Investigations [FAR 3.10 and 52.203-13]

The Government generally reserves the right to examine or audit contractors’ records including books, documents, accounting procedures, and practices and other written or electronic data. Accordingly, it is Adept’s policy to retain all records related to contract performance for three years following the final contract payment, or longer if provided in a particular contract. Any questions regarding retention of records should be directed to the Chief Financial Officer.

Government contractors are required to provide “[f]ull cooperation with any government agencies responsible for audits, investigations, or corrective actions.” These cooperation obligations do not prevent Adept from conducting its own investigation, maintaining its attorney-client privilege or defending itself in a legal proceeding.

C.	Whistle-Blower Protection [FAR 3.9]

Under various “whistleblower protection” laws it is unlawful for a government contractor to discharge, demote or otherwise discriminate against an employee for disclosing to Congress, the Justice Department or contracting agencies information about a substantial violation of law related to the negotiation or performance of a government contract. As described elsewhere in this Code, Adept encourages its employees to report any suspicious activity or evidence of misconduct on a confidential basis.